Exhibit 21.1

List of Subsidiaries

Name of Subsidiaries	Jurisdiction
Well Benefit International Limited	British Virgin Islands
Agility International Holding LTD	Hong Kong
Shangshang (Guangzhou) Industrial Investment Company Limited	The People’s Republic of China
Dongguan Zhenghao Industrial Investment Company Limited	The People’s Republic of China
Dongguan Ka Su Le Food Company Limited	The People’s Republic of China
Shenzhen Ka Su Le Food Company Limited	The People’s Republic of China